UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Prospect Medical Holdings, Inc.

(Name of Issuer)

Common Stock, $.01 per share

(Title of Class of Securities)

743494106

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743494106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jacob Y. Terner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 350,000

		6.	Shared Voting Power 1,082,018

		7.	Sole Dispositive Power 350,000

		8.	Shared Dispositive Power 1,082,018

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,432,018

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 743494106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sandra W. Terner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power ________________

		6.	Shared Voting Power 1,082,018

		7.	Sole Dispositive Power ________________

		8.	Shared Dispositive Power 1,082,018

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,082,018

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person (See Instructions)
IN

Item 1.
The name of the Issuer is Prospect Medical Holdings, Inc., and its principal executive offices are located at 10780 Santa Monica Boulevard, Suite 400, Los Angeles, California 90025.

Item 2.
The names of the Reporting Persons are Jacob Y. Terner and Sandra W. Terner, whose residence is 205 Chautauqua Boulevard, Pacific Palisades, California  90272.  The title of the Issuer’s class of securities is Common Stock, $.01 per share par value, and the CUSIP number of such class is 743494106.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Jacob Y. Terner beneficially owns 1,432,018 shares of the Issuer’s Common Stock, $.01 per share par value.  Of such shares, (i) 350,000 shares underlie stock options directly owned by Dr. Terner which will expire on June 1, 2009, and (ii) 1,082,018 are held by the Terner Family Trust, of which Dr. Terner is a co-trustee (the “Trust”).  Sandra W. Terner is also a co-trustee of the Trust and therefore beneficially owns the 1,082,018 shares of the Issuer’s Common Stock, $.01 per share par value that are held by the Trust.  The Reporting Persons have shared power to vote and to dispose of 1,082,018 shares as co-trustees of the Trust.  The Issuer reported in its Quarterly Report on Form 10-Q for the period ended December 31, 2008, that as of February 12, 2009, it had 20,575,111 shares of Common Stock outstanding.  Therefore, Dr. Terner beneficially owns approximately 6.9% of that class of securities and Mrs. Terner beneficially owns approximately 5.3% of that class of securities.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 18, 2009
Date

/s/ Jacob Y. Terner
Signature

Jacob Y. Terner
Name/Title

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 18, 2009
Date

/s/ Sandra W. Terner
Signature

Sandra W. Terner
Name/Title